                                                                    EXHIBIT 99.5

                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------

We consent to the incorporation by reference in the Registration Statements on
Form S-8 (Registration Nos. 333-11842, 333-9352, 333-11154, 333-13686,
333-111112 and 333-111113) and on Form F-3 (Registration Nos. 333-12996,
333-11250 and 333-109766) of our report dated August 15, 2005, with respect to the consolidated financial statements of CRS Division, a business unit of
Dictaphone Corporation for the years ended December 31, 2004 and 2003 and for the nine-month period ended December 31, 2002, which is included in this Report on Form 6-K of NICE-Systems Ltd. for the month of August 2005.

/s/ PricewaterhouseCoopers LLP

Stamford, CT
August 25, 2005